Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

YouSolar, Inc.
1575 Brunswig Lane
Emeryville, CA 94608
www.yousolar.com

Up to $1,069,999.89 in Class B Common Stock at $0.17
Minimum Target Amount: $9,999.91

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: YouSolar, Inc.
Address: 1575 Brunswig Lane, Emeryville, CA 94608
State of Incorporation: DE
Date Incorporated: May 11, 2010

Terms:

Equity

Offering Minimum: $9,999.91 | 58,823 shares of Class B Common Stock
Offering Maximum: $1,069,999.89 | 6,294,117 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.17
Minimum Investment Amount (per investor): $249.90

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

All Investor Owners Club

20% or 10% discount on a PowerBloc™ system (excluding solar panels and installation charges), if purchased in 2020 or 2021, respectively, for U.S. delivery or Free-on-Board, Oakland, California, for all international destinations. Discount applies only to the first U.S. $100,000.00 of order(s) by the investor.

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 72 hours - Early Bird Bonus | 15% bonus shares

Next 7 days - Early Adopters | 5% bonus shares Perks by Investment Amount

$500+ YouSolar-branded organic cotton T-shirt. (A female version is available.)

$1,000+ YouSolar-branded visor hat.

$2,500+ YouSolar-branded organic cotton T-shirt and visor hat.

$5,000+ YouSolar-branded titanium sports bottle + 5% bonus shares.

$20,000+ Wonderfully crafted, stackable model of the PowerBloc power unit for your desk. (Works as a "stress toy" or paperweight.) + 10% bonus shares.

The 10% Bonus for StartEngine Shareholders

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.17 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $17. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note on Bonus Shares and Perks

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur after the offering is completed.

Other Material Information

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

YouSolar Inc. was formed on May 11, 2010 in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the company name to YouSolar, Inc. ("YouSolar").

YouSolar sells a high-power solar+battery nano-grid system that can be the primary power supply to a home or business. As the primary power supply, the YouSolar system makes utility power secondary, or even optional. By default, the system does not net-meter and thus, in the company's assessment, typically requires no utility approval. Through its design, the system works on unsteady grids where transients are present or power goes in and out and completely isolates the home of business from any utility power problems. This fully-integrated, plug-and-play system is built on an advanced modular architecture using proprietary state-of-the-art and super-lightweight components.

Competitors and Industry

The industry landscape includes many companies in different areas of the solar and battery market. A number of these competitors include large, well-funded public companies. However, in our opinion, the components currently offered by these competitors are much heavier than those of the PowerBloc and more complicated to install. Our competitors' systems currently also do not allow for easy integration of multiple sources of power.

Through the features and performance of our system, we aim to open the entire world to solar energy by dramatically improving the usefulness of solar+battery systems and access to this technology. We deliver a fully-integrated solar+battery nano-grid system that easily powers a home or business, but that is also safe and fast to assemble even by third-party electricians that are not familiar with the system. We believe our PowerBloc™ system is a game-changer not only through our technology, but also through the direct-to-consumer business model it enables.

Current Stage and Roadmap

Current Development Stage

To date, YouSolar has installed a demonstration PowerBloc™ solar+battery system at an off-grid home in Big Sur, California. The system is the only power supply to the house. The demonstration uses our proprietary power electronics, including a micro-converter on each solar panel and a bi-directional converter on the batteries. The system's parallel power architecture is protected by a patent for which we have an irrevocable fully paid-up license. We are temporarily using an off-the-shelf inverter on the low potential-side of the batteries. Our proprietary inverter is undergoing testing at this time.

The demonstration system also includes a propane generator that is integrated into the system with an off-the-shelf rectifier. A proprietary rectifier is under development. The system is fully automated. It is controlled by a smart energy management system running on a Linux board that receives solar irradiance data from our in-house real-time global solar irradiance forecast. The forecast service is fully developed.

Future Roadmap

The micro-converter, bi-directional converter, and inverter are ready for certification. The bi-directional converter and inverter come from our engineering partner, but we will supplement or replaced both with YouSolar-designs which are at the beta development stage. We will also develop our own rectifier which will be lower cost than off-the-shelf products. We are currently working with a Linux specialist to improve the stability of the software. We are also building an improved hardware controller. Our modular, stackable cabinet is in the first stage of 3-dimensional computer-aided design. We are currently in the process of building and installing the first commercial system with a customer in Calistoga, CA. The commercial system will be different from the demonstration system in Big Sur, CA, as it will use our inverter on the high-potential side of the system. We will have to demonstrate that all components interact reliably when the inverter is on the high potential side. We will anticipate needing about $175k for certification and for the developing the controller, $25k for the full engineering design of the stackable, modular cabinet, and about $50k for Linux software development.

The Team

Officers and Directors

Name: Arnold Leitner

Arnold Leitner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and President
  Dates of Service: May 11, 2010 - Present
  Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role.

- **Position:** Board Member
  Dates of Service: January 16, 2013 - Present
  Responsibilities: Member of the board of directors.

Other business experience in the past three years:

- **Employer:** Arnold Leitner & Partners LLC (ALNP)
  Title: Managing Member
  Dates of Service: May 01, 2005 - Present
  Responsibilities: Identify and invest in business opportunities in the renewable

energy and environmental technology sector.

Name: Michael W. Allman

Michael W. Allman's current primary role is with H2scan. Michael W. Allman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 21, 2017 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** H2scan
  Title: Chairman
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Executive management.

Name: Safal K. Joshi

Safal K. Joshi's current primary role is with JFI Consulting LLC. Safal K. Joshi currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member.
  Dates of Service: May 10, 2019 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** nVentix Golf LLC
  Title: Co-Owner, CFO and General Counsel
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Manage finance and legal functions for golf shaft development, distribution and marketing.

Other business experience in the past three years:

- **Employer:** JFI Consulting LLC
  Title: Owner and President
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Power and energy restructuring advisory and consulting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are a new company with risks related to small early stage businesses.

We are a small business, and are, therefore, subject to the risks and expenses that most small businesses face. Although to date, we have received over $57,500.00 in customer deposits with respect to customer contracts having a value of approximately $92,500, we have only generated $6,500 in revenues, including, $1,500 in service revenues, and $5,000 in equipment sales. We expect to experience net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, contract with distributors, successfully market our products and operate our business in compliance with applicable law, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business strategy depends on the widespread adoption of solar-battery technology.

The market for solar and battery products is emerging and rapidly evolving, and its future success is uncertain. If demand for solar and battery products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar and battery technology include, (a) cost-effectiveness, performance and reliability of solar and battery technologies as compared with conventional and other alternative energy technologies, (b) success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines with or without batteries, (c) fluctuations in economic and market conditions which impact the viability of conventional and non-solar-battery alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels, (d) continued deregulation of the electric power industry and broader energy industry, and (e) availability of government subsidies and incentives for both solar and other energy sources or tariffs or other duties imposed on components used in our system.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The growth of our business depends on our ability to finance new products and services.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

The cost to produce solar energy in many parts is below the cost of electricity in the U.S. from traditional sources. However, there is significant cost of integrating variable solar energy sources into the electric power system or of customer-owned batteries to store variable energy locally. As a result, to encourage the adoption of solar and battery technologies, the U.S. government and numerous state governments continue to provide subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Even though by default our system does not net-meter and, in our best understanding, does not require utility approval, electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets, in particular to related to the aforementioned economic subsidies. The reduction or elimination of government subsidies could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy or battery technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can.

Our business relies on sales of our solar and battery products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Because our industry is highly competitive, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented and is subject to rapid change. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. Competition in the solar and battery energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

If we do not retain key personnel, our business will suffer.

The success of our business is heavily dependent on the leadership of our key management personnel, including, Arnold Leitner, our chief executive officer and director. If any of them were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization.

Our failure to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.

We regard the protection of our intellectual property, which includes patents, trade secrets, copyrights, trademarks, domain names and intellectual property licenses, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We license one patent and design for a micro-converter used in our product. The license is irrevocable and fully paid up. In addition the patents issued or licensed to us and any future patents for which we may apply, or which we may license, may not protect commercially important aspects of our technology. Furthermore, the validity and enforceability of such patents may be challenged by third parties, which may result in them being invalidated or modified by the U.S. Patent and Trademark Office ("PTO"), various legal actions against us, the need to develop or obtain alternative technology, and/or obtain appropriate licenses under third party patents, which may not be available on acceptable terms or at all. We have registered domain names and trademarks in the United States and abroad and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In addition, our competitors may independently develop similar technology. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our products. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop its competitors from infringing upon our intellectual property rights.

We license certain technology from a third party.
We license a patent and related know-how from eIQ Energy, Inc., pursuant to a non-exclusive license agreement, which license expires in March 2032. We currently also purchase a bi-directional converter and inverter from eIQ Energy, Inc., which we intend to use until our own designs are developed. If we default under any of our obligations under the License Agreement, we may be unable to use continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, our license is not exclusive. In addition, because the license is non-exclusive, eIQ Energy, Inc., could use or license the patent and know-how to others for use in competing products, which could have a material adverse effect on us.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-producing devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim

against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost-effective products and reduce our revenues.

Our products use materials and components procured from a limited number of third-party suppliers. We currently purchase these components from a small number of suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

Control by Our Founder.

Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock holds ten (10) votes, compared to one (1) vote held by each outstanding holder of Class B Common Stock and for each share of Class B Common Stock into which the Preferred Stock is convertible. As of the date hereof, there are approximately 59,693,096 shares of capital stock outstanding, including, 8,855,781 shares of Class A Common Stock, all of which are held by Arnold Leitner & Partners LLC, an entity controlled by Arnold Leitner, our founder, current Chief Executive Officer, and director, and 8,644,500 options on Class B Common Stock held by Arnold Leitner individually. Therefore, Mr. Leitner controls over 71.2% of the stockholder voting power, and is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

The holders of Preferred Stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions.

Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions (a "Liquidation Event"), the holders of our Series A Preferred Stock are entitled to receive a preference equal to 1 times, and the holders of our Series Seed Preferred Stock are entitled to receive a preference equal to 1.5 times, the respective original issuance prices for the applicable series of Preferred Stock (subject to adjustments as described in our Amended and Restated Certificate of Incorporation), before any funds are distributed to the holders of Common Stock. The original issuance prices for our Preferred Stock, range from $0.05 per share to $0.3325 per share. If a liquidation event occurred as of the date hereof, the holders of our outstanding Preferred Stock would be entitled to receive the first approximately $6.4 million in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. In addition, if dividends are declared by our board of directors (payable in other than Class A Common Stock, Class B Common Stock or certain other securities), non-cumulative dividends in an amount equal to six percent

(6%) of the original issuance price of each share of Preferred Stock, shall be paid to the holders of Preferred Stock, prior to the payment of any dividends to the holders of Common Stock. Therefore, if our board of directors declares any dividends or approves a liquidation event, there may not be any amounts remaining to be paid to the holders of Common Stock after distribution are made to the holders of Preferred Stock.

The holders of Preferred Stock hold Anti-Dilution Rights.

Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in their relative percentage ownership of us.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of Borrowing.

As of May 10, 2020, we had $369,023.76 in outstanding loans, of which 125,067 are held by Officers and/or Directors of the Company, co-founders or family members of Officers. In addition, we may have to seek loans from financial institutions or the government, and we recently borrowed $53,100 under the CARES Act Paycheck Protection Program (PPP). Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.

Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in the holder's relative percentage ownership of us. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Capitalization

We are authorized to issue 168,441,310 shares. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock." We also have outstanding options to purchase 12,183,165 shares of Class B Common Stock, having an exercise price per share between $0.0001 and $0.11 per share. We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have six outstanding SAFE Notes in the aggregate principal amount of $85,000. One of the SAFE Notes having an outstanding principal balance of $10,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 25% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $10,000,000 pre-money valuation. The remaining SAFE Notes having an aggregate principal balance of $75,000, are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $10,000,000 pre-money valuation. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph. Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event; (b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arnold Leitner & Partners LLC (ALNP) - (ALNP is managed by Arnold Leitner who also owns 45% of ALNP, Arnold Leitner has the power and authority to take any and all actions, Pradyna Leitner owns 45% of ALNP, and Lisa Eidt and Christian Ruebesam each own 5% of ALNP).	8,855,781	Class A Common Stock	71.87

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock (Series 1- 6), Series A Preferred Stock, SAFE Note - Series 1, and SAFE Notes - Series 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,294,117 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 67,000,000 with a total of 8,855,781 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 65,000,000 with a total of 629,527 outstanding.

Voting Rights

The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

We also have outstanding options to purchase 12,183,165 shares of Class B Common Stock, having an exercise prices ranging from $0.0001 to $0.11 per share.

Warrants

We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Series Seed Preferred Stock (Series 1- 6)

The amount of security authorized is 19,866,724 with a total of 19,866,724 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information below)

Material Rights

Series Seed 1-6 Preferred Stock have been authorized in the following amounts for each class:

Series Seed 1: 6,552,714 shares authorized, and outstanding.

Series Seed 2: 2,611,616 shares authorized, and outstanding.

Series Seed 3: 2,018,566 shares authorized, and outstanding.

Series Seed 4: 2,309,579 shares authorized, and outstanding.

Series Seed 5: 1,814,742 shares authorized, and outstanding.

Series Seed 6: 4,559,507 shares authorized, and outstanding.

We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Dividend Rights.

The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors.

"**Dividend Rate**" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

"**Original Issue Price**" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Liquidation Rights.

Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.

Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock.

A "**Liquidation Event**" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "**Conversion Price**" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below.

Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "**Qualified Public Offering**") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances.

The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula.

Voting Rights.

General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock.

Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors.

Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

Special Voting Rights of Preferred Stock.

As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock;

(e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances;

(g) change the authorized number of, or method of electing directors; or

(h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock.

Registration Rights

Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "**Registrable Securities**"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Series A Preferred Stock

The amount of security authorized is 16,574,586 with a total of 9,752,474 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information in Series Seed Preferred Stock - Other Material Rights above)

Material Rights

See "Series Seed Preferred Stock - Other Material Rights" above for a summary of rights, preferences, privileges and restrictions of the Company's classes of preferred stock.

SAFE Note - Series 1

The security will convert into Preferred stock and the terms of the SAFE Note - Series 1 are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

One of the SAFE Notes having an outstanding principal balance of $10,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 25% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $10,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

SAFE Notes - Series 2

The security will convert into Preferred stock and the terms of the SAFE Notes - Series 2 are outlined below:

Amount outstanding: $75,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

The remaining SAFE Notes having an aggregate principal balance of $75,000, are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $10,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

What it means to be a minority holder

As a holder of Class B Common Stock in this offering, your voting rights will be granted by Proxy to the CEO of the company. Further, even as a minority holder of Class B Common Stock, you would have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 156,609
Use of proceeds: This issuance was related to a loan conversion and resulted in no funds to the company, therefore, there was no use of proceeds.
Date: December 11, 2018
Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $288,000.00
  Number of Securities Sold: 2,856,347
  Use of proceeds: Research and development, product development, market research, installation of demonstration project, and customer acquisition.
  Date: December 11, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $538,955.00
  Number of Securities Sold: 5,680,661
  Use of proceeds: Research and development, product development, company operations.
  Date: October 10, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Product development, software development at demonstration project, inventory, marketing.
  Date: February 11, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: November 06, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,163,125.00
  Use of proceeds: Research and development, market research, fundraising.
  Date: May 04, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $490,000.00

Use of proceeds: Research and development, market research, fundraising.
Date: April 28, 2017
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Research and development, market research, fundraising.
  Date: September 26, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $204,000.00
  Use of proceeds: Research and development, market research, fundraising.
  Date: September 26, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Research and development, market research, fundraising.
  Date: July 26, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $492,098.00
  Use of proceeds: Research and development, market research, fundraising.
  Date: August 24, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series Seed 1-6
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 19,866,714
  Use of proceeds: This issuance was related to a conversion of convertible loans and resulted in no funds to the company, therefore, there was no use of proceeds.
  Date: December 11, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt: Please refer to "indebtedness" below for detail of outstanding indebtedness that may constitute securities.
  Final amount sold: $422,123.76
  Use of proceeds: For working capital and general corporate purposes.
  Date: May 08, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt: Short term loans from officers, directors, employees,

investors, and other related parties.
Final amount sold: $75,000.00
Use of proceeds: For working capital and general corporate purposes.
Date: January 24, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

YouSolar is a start-up that has developed a innovative solar+battery system. Much of its expenses have been research and development ("R&D") and related activities, such as management developing the product requirements or supervising R&D, patent filing costs, etc. Direct R&D expenses account for 36% of the spending and related activities an estimated 25-35%. Until recently the Company has been engaged in R&D and product development. In the summer of 2019, YouSolar installed a successful demonstration project at a house in Big Sur, California, which the Company paid for. At this time, May 2020, most of the R&D is completed and the Company is looking at about $250k in product development related to commercial sales. Since the fall of 2019, when YouSolar began commercial operations, the Company earned $1,500 in service fees when the Big Sur customer made changes to the house's wiring. The Company also sold a new solar array to the Big Sur customer for $5,000. Based on the success in Big Sur, YouSolar began commercial sales in the 3rd quarter of 2019. By the end of 2019, it had received over $57,500.00 in customer deposits with respect to customer contracts having a value of $92,500. These customer deposits are not counted as revenues until the systems are installed with customers in 2020.

Historical results and cash flows:

The historical net income and cash flows are not representative of future results. By the summer of 2019, the Company had substantially completed its research and development and, by the end of the summer, had installed a demonstration project in Big Sur. The Company then made its first commercial sales in the fall of 2019.

YouSolar expects a significant increase in sales in 2020 even in the presence of the coronavirus pandemic as the wildfire season in Western U.S. states is likely to be very active, and residential and commercial customers will seek back-up power systems.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 10, the company had about $75,000 of cash in the bank including a $53,110.00 loan under a Small Business Administration loan from Wells Fargo under the Paycheck Protection Program established by the CARES Act. In the past, the Company has been able in the past to receive loans from its shareholders and expects to be able to do so in the future.

Certain officers and directors; employees, other related parties as well as existing investors, from time to time, provided advances to the Company, to cover various expenses, which were promptly reimbursed. None of these advances exceeded 5% of the aggregate amount of the capital sought under Reg CF Offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from the campaign are the primary source of capital for the Company over the next six to nine months, but we can also raise money from existing and new investors outside the campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from the campaign will account for 90% or more of the capital YouSolar expects it needs for the next six to nine months before we can do another financing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum funding goal, the Company will only be able to pay the StartEngine fee. We would need other funding to operate the company.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal, the Company should have enough capital for nine or more months to reach significant milestones, which allow it to raise more capital in a financing. These expected milestones include growing revenue by serving customers in California and neighboring states and shipping select pilots to South East Asia.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company will raise more capital in the fall of 2020, either through a crowdfunding campaign or from accredited or institutional investors. The Company may also pursue other business transactions, like joint ventures with or investments by other industry participants, to provide capital for the Company's business operations.

Indebtedness

- **Creditor:** Michael Allman
  Amount Owed: $91,000.00
  Interest Rate: 10.0%
  As of April 2020, the company has an outstanding loan to a director, Michael Allman, in the amount of a combine $91,000.00 principal and $24,481.82 accrued interest. The loan has a 10% interest rate and no specific maturity date at this time.

- **Creditor:** Adelheid Leitner
  Amount Owed: $21,750.00
  Interest Rate: 15.0%
  As of April 2020, the company has an outstanding loan from Adelheid Leitner in the combined amount of a principal $21,750.00 plus accrued interest $42,791.57. This loan carries a 15% interest rate and has no specific maturity date at this time. This loan has been assigned to the CEO, Arnold Leitner by Adelheid Leitner.

- **Creditor:** Arnold and Pradyna Leitner
  Amount Owed: $2,341.78
  Interest Rate: 15.0%
  As of April 2020, the company has an outstanding loan with Arnold and Pradyna Leitner of $2,341.78 principal and $12,208.32 accrued interest. The loan carries a 15% interest rate and has no maturity date.

- **Creditor:** Christian Ruebesam
  Amount Owed: $17,431.98
  Interest Rate: 0.0%
  As of April 2020, the company has two outstanding loans to Christian Ruebesam, $9,975.00 and $7,456,98. These loans have no interest rate and no specific

maturity date. Christian is a co-founder and 5% member of Arnold Leitner & Partner LLC.

- **Creditor:** Ronald Koo
  Amount Owed: $32,500.00
  Interest Rate: 0.0%
  As of April 2020, the company has an outstanding loan to investor Ronald Koo in the amount of $32,500. This loan holds no interest rate and has no specific maturity date at this time.

- **Creditor:** Lily Kunczynski
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  As of April 2020, the company has an outstanding loan with investor Lily Kunczynski. This loan has no interest rate and no specific maturity date at this time.

- **Creditor:** Zyg Kunczynski
  Amount Owed: $250.00
  Interest Rate: 0.0%
  As of April 2020, the company has a loan with investor Zyg Kuncyznski that bears no interest rate and has no specific maturity date at this time.

- **Creditor:** Rupert Mayer
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  As of April 2020, the company has a loan with investor Rupert Mayer which bears no interest rate and has no specific maturity date at this time.

- **Creditor:** Next Step Electric
  Amount Owed: $2,500.00
  Interest Rate: 10.0%
  As of April 2020, the company has a loan with Next Step Electric. The principal of the loan was $2,500.00, the loan bears 10% interest and the accrued interest is $5,966.30.

- **Creditor:** Curtis John Zablocki
  Amount Owed: $1,250.00
  Interest Rate: 10.0%
  As of April 2020, the company has an outstanding loan with Curtis John Zablocki with a principal of $1250.00 and accrued interest of $1533.11. The loan bears 10% interest rate and has no specific maturity date.

- **Creditor:** Eugene C. Nesbit
  Amount Owed: $150,000.00
  Interest Rate: 10.0%

Maturity Date: July 01, 2020

As of April 2020, the company has an outstanding loan with Eugene C. Nesbit. The principal loan amount is $150,000.00 and bears 10% interest. There is currently $2,013.70 accrued interest. This loan matures on July 1st, 2020.

- **Creditor:** Mike McCall
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

  As of April 2020, the company has an outstanding loan with investor Mike McCall in the amount of $25,000.00. The loan bears no interest rate and has no specific maturity date at this time.

- **Creditor:** Wells Fargo Bank, National Association
  Amount Owed: $53,110.00
  Interest Rate: 1.0%
  Maturity Date: May 02, 2022

  This loan is related to the CARES Act SBA loans, Paycheck Protection Program. The Borrower will not be responsible for any loan payment if Borrower provides to Lender, in its sole and absolute discretion, sufficient documentation that (i) the Borrower used all of the loan proceeds for forgivable purposes described below and (ii) employee and compensation levels are maintained. The actual amount of loan forgiveness will depend, in part, on the total amount of payroll costs, payments of interest on mortgage obligations incurred before February 15, 2020, rent payments on leases dated before February 15, 2020, and utility payments under service agreements dated before February 15, 2020,over the eight-week period following the date of the loan. Not more than 25 percent of the loan forgiveness amount may be attributable to non-payroll costs. The following is an exhaustive list of forgivable purposes: 1) payroll costs (as defined in the Act and in 2.f.); 2) costs related to the continuation of group health care benefits during periods of paid sick, medical, or family leave, and insurance premiums; 3) mortgage interest payments (but not mortgage prepayments or principal payments); 4) rent payments; 5) utility payments; 6) interest payments on any other debt obligations that were incurred before February 15, 2020; and/or 7) refinancing an SBA EIDL loan made between January 31, 2020 and April 3, 2020.

- **Creditor:** Linda Juhl-Gleitz
  Amount Owed: $5,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Arnold and Pradyna Leitner
  Relationship to Company: CEO, Officer, 20%+ Owners (Arnold and Pradyna are each 45% owner of Arnold Leitner & Partners LLC)

Nature / amount of interest in the transaction: As of April 2020, the company has an outstanding loan with Arnold and Pradyna Leitner of $2,341.78 principal and $12,208.32 accrued interest.

Material Terms: The loan carries a 15% interest rate and has no maturity date.

- **Name of Entity:** Michael W. Allman
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As of April 2020, the company has an outstanding loan to a director, Michael Allman, in the amount of a combine $91,000.00 principal and $24,481.82 accrued interest. The loan has a 10% interest rate and no specific maturity date at this time.
  Material Terms: The loan has a 10% interest rate and no specific maturity date at this time.

- **Name of Entity:** Christian Ruebesam
  Relationship to Company: Co-Founder & 5% Member of Arnold Leitner & Partners LLC
  Nature / amount of interest in the transaction: As of April 2020, the company has two outstanding loans to Christian Ruebesam, $9,975.00 and $7,456,98.
  Material Terms: These loans have no interest rate and no specific maturity date. Christian is a co-founder and 5% member of Arnold Leitner & Partners LLC.

- **Name of Entity:** Adelheid Leitner
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: As of April 2020, the company has an outstanding loan from Adelheid Leitner in the combined amount of a principal $21,750.00 plus accrued interest $42,791.57.
  Material Terms: This loan carries a 15% interest rate and has no specific maturity date at this time. This loan has been assigned to the CEO, Arnold Leitner by Adelheid Leitner.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

YouSolar is a company with a fully-integrated solar+battery system. In preparing its valuation, the company took into account many factors of our business, from product, to technology, our intellectual property, market analysis, and its team.

YouSolar's product has a low-cost structure. Except for a rectifier, all technology has beens developed or co-developed by YouSolar, and the intellectual property is either owned by the Company, licensed with a fully paid-up license, or purchased from its engineering partner at low preferential prices. As a result, the fraction of its cost of goods sold that pays for intellectual property is very low. At the same time, YouSolar delivers a system that, in its view, is superior to other products in the market. Even if YouSolar cannot charge a premium for the superior performance and must sell at prices commensurate with our competitors's products, the Company expects to reach a margin on the product (excluding solar panels) of 45% at volumes of only 100 sales per year, a high margin for the industry.

YouSolar has a strong technology platform. Its technology covers the entire product and introduces the highest performance solution in different categories.

The Company's in-house solar radiation forecast uses data from atmospheric satellites and creates a real-time forecast for the entire world with no coverage limit. In YouSolar's opinion, this forecast is more sophisticated and accurate than data from the National Renewable Energy Laboratory of the U.S. Department of Energy. The Company combines this forecast with terrain shading based on a 30-meter grid from radar-satellites, which allows it to predict shading of the solar array by mountains and large structures over the day. This forecast runs on Amazon Web Services and is sent to each customer project daily. YouSolar believes this service alone could be a startup with a $1+ million valuation.

YouSolar owns a license on micro-converter technology and related patent, which it purchased for a one-time payment. Over $25 million went into the development and commercializing the mirco-convereter technology. The patent protects the parallel direct current bus architecture. It is the Company's understanding that it is currently the sole licensee. The technology (and patent) allows YouSolar to create a solar array with a constant potential for direct battery integration at 350-400 V. This makes the Company a direct competitor to SolarEdge (NASDAQ: SEDG). However, unlike SolarEdge YouSolar can create a solar array of any size, mix panels on the same array, and use any commercial inverter. The micro- converter has many advantages over the SolarEdge system. SolarEdge has a $4.9 billion (20 Apr 2020) market capitalization.

YouSolar has a license to the micro-converter and developed a 3kW bi-directional converter and 3 x 5 kW inverter to the alpha stage with its engineering partner. To be able to deliver a higher power solution sooner, YouSolar co-developed a 4 kW and 16kW, bi- directional converter and inverter, respectively, with its engineering partner, which the Company purchases from its partner at preferential terms. All power electronics have been designed to meet YouSolar's specifications, which allows it to deliver a system that is seamless and of highest performance. For example, Tesla cannot integrate a generator into its PowerWall product, which YouSolar can do easily. The Company is not aware of another company in the sector which can match the performance of its product.

The hardware is run by YouSolar's in-house operating system (OS) running on Linux. Because of the unique power architecture where all components connect in parallel, the OS operates all components in parallel. The Company has developed a set of component specifications and communications protocol for the controls of multisource power systems with batteries that has the potential to become an industry standard.

YouSolar believes the modular cabinet with an internal air chimney that forms as the modules are stacked is revolutionary. A patent protects this design. Certain aspects of the "look" of the stackable cabinet are also patented. The Company believes this is the ultimate way to build a cooling system for a modular system. It further believes that this modular cabinet gives it significant and highly valuable differentiation that also allows YouSolar to enter disaster relief and military applications, which are markets for which it does not see its competitors have compelling solutions.

The final element of YouSolar's fully integrated intellectual property is its user interface, which runs on Android.

YouSolar has over eight (8) months of performance of a PowerBloc demonstration in the demanding application of an off-grid house, which also includes the integration of a generator with automatic start and stop. The system has only a satellite internet connection and must runs autonomously when the link is down. The system receives a solar irradiance forecast that is used by the energy management system to run the system optimally. Very few companies can deliver such a system and, in YouSolar's assessment, none with the robustness, efficiency, and low system cost of the PowerBloc.

Since the demonstration in Big Sur, YouSolar has successfully sold PowerBloc solar+battery systems to two customers in California with signed contracts valued at U.S.$92,500. The Company believes that it has a strong pipeline of projects for 2020. It expects to be able to sign contracts for 5-7 projects over the next 12 months , despite the coronavirus pandemic. YouSolar has a lead database that it created with a specialist for 1,800 customers in California's wine country. The Company believes one hundred sales alone will result in about $5 million in revenues and $2 million in Gross Income over the next 24 months. YouSolar believes how many systems it can sell is more limited by production and installation than sales opportunities.

The company closed a Series A round in the fall of 2018 at a pre-money valuation of U.S.$ 4.5 million. About U.S.$ 895k has been invested in the company with and since that financing.

Since the last round, we have successfully built a demonstration project that significantly advanced the product and closed two sales.

Based on these facts and our discussions with investors and the board of directors, this is how the company determined its valuation internally without a third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.91 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Fees*
  96.5%
  If we only raise USD 9.999.99 then that amount pays for the StartEngine services fees.

If we raise the over allotment amount of $1,069,999.89, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  18.9%
  Digital marketing costs for paid advertisement, credit card, and related fees associated with fundraising. Online and direct marketing and sales to customers in California, the United States and pilot sales to South East Asia. Digital marketing costs may vary due to the click-through rate of the ads

- *Operations*
  42.6%
  This amount includes salaries not related to R&D, inventory, legal fees, rent, repayment of short-term loans, communications, membership or conference fees.

- *Research & Development*
  35.0%
  Continued development of the controls of the energy management system. FullAndroid-based user interface. A prototype of the stackable cabinet.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yousolar.com (www.yousolar.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yousolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YouSolar, Inc.

[See attached]

YOUSOLAR, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 6, 2020

To: Board of Directors, YouSolar, Inc.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of YouSolar, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for calendar years ended December 31, 2019 and 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

YOUSOLAR, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 24,533	$ 28,116
Other current assets	58,151	38,638
Total current assets	82,684	66,754
Long-lived assets	532,389	441,380
Total Assets	$ 615,093	$ 508,134
LIABILITIES AND SHAREHOLDERS' CAPITAL		
Current Liabilities		
Accounts payable	$ 232,385	$ 88,776
Other current liabilities	128,408	26,957
Total current liabilities	360,793	115,733
Long-term liabilities	193,796	212,067
Interest payable	110,620	87,739
Total Liabilities	665,028	415,539
SHAREHOLDERS' CAPITAL		
Class A Common Stock (67,000,000 shares authorized, 8,855,781 and 8,855,781 shares outstanding, respectively)	37	37
Class B Common Stock (21,004,418 shares authorized, 525,828 and 369,219 shares issued and outstanding, respectively)	0	0
Series A Preferred Stock (16,574,586 shares authorized, 8,537,008 and 2,856,347 shares issued and outstanding, respectively)	826,955	288,000
Series Seed 1-6 (19,866,724 shares authorized, issued and outstanding)	3,740,024	3,740,024
SAFE Instrument	20,000	0
Retained Deficit	(4,636,951)	(3,935,466)
Total Shareholders' Capital	(49,935)	92,595
Total Liabilities and Shareholders' Capital	$ 615,093	$ 508,134

YOUSOLAR, INC.
STATEMENT OF OPERATIONS
For calendar year periods ended 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Service Revenue	$ 1,500	$ 0
Operating expenses		
General and administrative	465,580	584,392
Research and Development	214,525	94,340
Total operating expenses	(680,105)	(678,732)
Net Operating Income (Loss)	(678,605)	(678,732)
Interest expense	22,880	126,230
Net Income (Loss)	$ (701,485)	$ (552,502)

YOUSOLAR, INC.
STATEMENT OF SHAREHOLDERS' CAPITAL
For calendar year periods ended 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	Class A Common Stock	Series A Preferred	Series Seed 1-6 Preferred	SAFE Instrument	Retained Deficit	Total Shareholders' Capital
Balance as of January 1, 2018	$ 37	$ 0	$ 0	$ 0	$ (3,382,964)	$ (3,382,927)
Conversion of convertible notes			3,740,024			3,740,024
Issuance of Series A shares		288,000				288,000
Net Income (Loss)					(552,502)	(552,502)
Balance as of December 31, 2018	37	288,000	3,740,024		(3,935,466)	**92,595**
Issuance of Series A shares		538,955				538,955
Issuance of SAFE instrument				20,000		20,000
Net Income (Loss)					(701,485)	(701,485)
Balance as of December 31, 2019	$ 37	$ 826,955	$ 3,740,024	$ 20,000	$ (4,636,951)	$ (49,935)


YOUSOLAR, INC.
STATEMENT OF CASH FLOWS
For calendar year periods ended 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)


	2019	2018
Operating Activities		
Net Income (Loss)	$ (701,485)	$ (552,502)
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	(19,513)	2,354
Increase (Decrease) in accounts payable	143,609	80,611
Increase (Decrease) in interest payable	22,880	166,072
Increase (Decrease) in other current liabilities	101,451	8,695
Net cash used in operating activities	**(453,058)**	**(294,770)**
Investing Activities		
Cash invested in equipment	(3,709)	0
Cash invested in licensed technology	(87,500)	(387,500)
Net cash used in investing activities	**(91,209)**	**(387,500)**
Financing Activities		
Proceeds/reduction from loan instruments	(18,271)	421,027
Proceeds from issuance of Series A shares	538,955	288,000
Proceeds from issuance of SAFE instruments	20,000	0
Net change in cash from financing activities	**522,685**	**709,027**
Net change in cash and cash equivalents	**(3,583)**	**26,757**
Cash and cash equivalents at beginning of period	28,116	1,359
Cash and cash equivalents at end of period	$ 24,533	$ 28,116

YOUSOLAR, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

YOUSOLAR, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on May 11, 2010 and registered as a foreign corporation in California on January 28, 2013. The Company provides solar technology and hardware to customers. The company began commercial operations in the 3rd quarter of 2012.

Since Inception, the Company has relied on long-term loans payable to investors to fund its operations. As of December 31, 2019, the Company had incurred significant losses and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with Wells Fargo, a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $24,533 and $28,116 of cash on hand, respectively.

Long-Term Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years depending on the type of equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had the following balances of long-lived assets:

	2019	2018
Fixed assets (equipment)	17,555	14,056
Trademark	745	745
Domain name	9,000	9,000
Licensed technology	500,000	412,500
Other assets	5,089	5,089
	532,389	441,380

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-

likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

No material tax provision exists for the Company has it has run net operating losses since inception and any deferred tax assets created are not likely to be utilized at this time.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $1,500 and $0 in revenue respectively. The Company has collected some customer deposits but will not record such receipts as revenue until the delivery of goods and services have been completed.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $0 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LIABILITIES

As of December 31, 2019 and 2018, the Company had balances of long-term loans payable in a variety of different tranches, rates, maturities and conversion features (if any) totaling $193,796 and 212,067, respectively to fund the start-up and growth of the Company. During 2018, the Company converted approximately $3.7 million of other convertible liabilities to Series Seed preferred stock.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – SHAREHOLDERS' CAPITAL

The Company maintains several classes of stock: Class A common which are all held by the founder of the Company was well as a Class B common stock. During 2018, several convertible notes and associated accrued but unpaid interest were converted to Series Seed preferred stock. Additionally, the Company maintains a Series A preferred share class as well.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 but has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in securities. The US Securities and Exchange Commission has discussed the possibility to raise the limit that the Company could raise during the Crowdfunded Offering to up to $5,000,000. The exact amount of the offering is not yet known at this time.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary).

Additional Financing Activities
Subsequent to the balance sheet date during 2020, the Company issued additional securities and debt to fund on-going operations. The Company issued SAFE instruments totaling $67,983, Series A of $145 and short-term debt obligations totaling $187,457 during this time period.

Management's Evaluation
Management has evaluated subsequent events through April 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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YouSolar, Inc.

Power your life. Independently.™





PowerBloc

$0.00 raised

0 Investors	Days Left
% Equity Offered	$10M Valuation
Equity Offering Type	$249.90 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website · Emeryville, CA · ENVIRONMENT · CLEAN TECHNOLOGY

YouSolar is the innovative clean-energy company that created the PowerBloc™, a revolutionary solar+battery system for the home or business that delivers resilient and clean power for a modern world. The highly efficient PowerBloc, has ample power to run an entire house or business, including high-demand appliances such as air conditioners. The PowerBloc™ uses a patented modular power architecture that allows seamless integration of solar, utility and even generator power. Its proprietary power electronics are super-lightweight and compact. The patented stackable, plug-and-play cabinet allows for easy shipment and one-person installation. The PowerBloc aims to democratize power and deliver an impactful technology to fight climate change.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The PowerBloc™ is a patented, fully-integrated, and high-performance solar+battery system with a lean cost structure resulting in a target margin of 40% at a competitive price.

- For over eight months a PowerBloc™ has been the only power source to an off-grid house in Big Sur, California, and we are currently installing systems in two more homes in California.

- The Massachusetts Institute of Technology (MIT) Angels of Northern California led YouSolar's Series A round in December of 2018, and we were a National Finalist in the 2018 CleanTech Open.

"The ultimate solar + battery system for a modern world"



OUR STORY

The world needs a practical power system for when traditional utilities are unavailable

Solar phone chargers are easy to use and crucial in the case of a power outage. Shouldn't a solar system for a home or office be just as easy and reliable? We set out to design a solar+battery power system that is simple enough for anyone to put together, yet also powerful enough to run an entire house or business. What we created is the YouSolar PowerBloc™.





Arnold Leitner, CEO, tests connections to a YouSolar STEP™ micro-converter at a PowerBloc™ demonstration system in Big Sur, California.

Our system allows people everywhere to power their lives reliably with solar energy, whether in the wake of a disaster that cuts utility power, or in emerging markets where large populations don't have reliable or any electricity supply. After devastating wildfires caused power outages in our home state of California, we set out to help these customers power their homes independently. This has presented a sudden and unprecedented market for YouSolar's technology. While our main focus the next two years is growing our U.S. customer base, we believe the whole world benefits from PowerBloc™ technology. The PowerBloc delivers a primary power system that can take power supply beyond utilities, and unleash the unlimited potential of solar power.



The PowerBloc's TWIN™ bi-directional converter steps up the battery packs 52 Volt potential to the common 380 Volt direct current bus.

THE PROBLEM

Solar energy is still dependent on grid power

Today's solar and battery systems are a mishmash technology that really only work in combination with stable grid power. None of these systems have been designed to be the primary power source to a home or business. As grid-tied systems, they also depend on utility approval, which makes incumbent utilities the gatekeepers of the entire industry. This is not a blueprint of an energy revolution, especially in some international markets where utility grids are unreliable or utilities view distributed solar as a threat to their business.



A solar array at the Greenschool in Bali, sponsored by YouSolar, one of its investors and its East Asian partners, has been a reliable source of energy to the school.

In our view, existing technologies are also cumbersome. They rely on trained installers with tools, dollies and, in the case of batteries, lift jacks for installation and often come with complicated manuals. Delivering primary power is complex and there are many more problems with existing technology which stand in the way of practical solar-battery systems to be a true utility or generator replacement.

THE SOLUTION

An easy-to-install system that works independently of utilities

Independently of utilities

Our revolutionary PowerBloc™ is a fully-integrated nano-grid - a modular power system that typically comprises a solar array, batteries, and an inverter that forms the grid for the house. The sun is the primary source of energy, but **PowerBloc™ can also use and store energy from the grid, a generator, or any other power source.** For customers with a utility connection, the grid only contributes energy to the PowerBloc™, but no longer directly connects to the load (and no utility approval is typically required). Therefore, there are no glitches when the grid goes down. And wherever there is no grid, the PowerBloc™ can operate as an off-grid system.



Power your life.
Independently.™

**Image of the stackable cabinet is a rendering of a YouSolar product currently under development.*

YouSolar delivers sustainable and affordable power for the modern world. Customizable and scalable, the PowerBloc™ is a private power system that meets many needs, and can be connected to the grid or be off-grid. You can integrate a propane or diesel generator to "extend the range" of the batteries or a wind turbine to diversify power. With the addition of an optional grid-tied inverter, **you can even sell power back to the grid.** There isn't really anything the PowerBloc™ cannot do.



Plug & play
Installs quick & easy

Expandable
Grows with your power needs

Easy to use



Modular
Allows any configuration

Intelligent
Predicts production & usage

See from anywhere

An intuitive tablet
user interface

Remote monitoring
from anywhere

OUR TRACTION

We've developed advanced technology with a successful flagship system

We deployed a PowerBloc™ at an off-grid house on the coast of Big Sur, which includes a generator, where sunshine in the winter is 3x less than in the summer. That system has been working reliably for over 8+ months.



Arnold Leitner, founder and CEO of YouSolar, explains the PowerBloc™ nano-grid demonstration in Big Sur, California.

Now, we are installing two PowerBloc systems at homes in Calistoga and Los Gatos, California. We helped the GreenSchool in Bali, Indonesia, to power its entire campus 100% from solar and hydro power by delivering two solar arrays and inverters with over 15 kiloWatt of solar which are ready for integration with the PowerBloc.





YouSolar expanded the 22kW legacy solar array, shown here, at the Greenschool in Bail, Indonesia with 15kW of solar.

The MIT Angels of Northern California led YouSolar's Series A round in December of 2018. Additionally, we were a National Finalist in the 2018 CleanTech Open by making it into the final six companies of this startup competition.

WHAT WE DO

We offer a user-friendly solar solution

YouSolar sells a fully-integrated solar+battery nano-grid that includes everything you need. Customers have the option to choose their solar panels, or YouSolar can include the solar array with the PowerBloc™. Assembly and operation of the PowerBloc™ is so easy that the system comes without a manual. The PowerBloc™ uses super-efficient and compact power electronics that deliver constant power at the highest quality.


Solar Array
Tablet Interface
Power Unit
Micro-Converters

*The PowerBloc™ nano-grid comprises a solar array with STEP™ micro-converters, the revolutionary stackable cabinet (which comprises batteries, a solar manager, the inverter and the controller), and a tablet user interface. *Image of the stackable cabinet is a rendering of a YouSolar product currently under development.*

Key features that make the system work:

- New Standard: Uses 380 V DC used by server farms, EVs, LED lighting
- Parallel - All components operate independently of each other and new components can be added easily
- Modular - The battery is broken down into modules lightweight enough to allow one-person installation
- Multi-Source - Easy integration of multiple sources of power including utility or generator power
- Safe - Solar array and system's high potential shut down rapidly when emergency stop is pushed
- Automatic - Intelligent controller for fully automatic operation of the system



New Standard

380 V DC

used by server farms, EVs, LED lighting

Parallel

New componants can be added easily and independently

Modular

Battery broken intomodules lightweight enough for one-person installation

Multi-Source

Easy integration of multiple sources of power

Safe

Solar and system's high potential shuts down rapidly in emergency

Automatic

Intelligent controller for fully automatic operation of the system

We've developed our own controller and energy management system that is integrated with the hardware's processors. The energy management system uses solar and load forecast to decide if and how fast to charge the batteries. For grid-connected systems, this increases solar utilization, while for off-grid systems it reduces the chance of power loss. The solar forecast comes from our own real-time and location-specific solar production forecast with terrain shading that runs on Amazon Web Service.

THE MARKET

Replacing generators in emerging markets

Replacing generators in emerging markets and providing power to those with utility insecurity

Based on our research and opinion, the United States has tens of thousands of upscale residences with property values of USD $1M+ built in unincorporated areas and most of them rely on their own water-well. These customers lose power due to wildfires, heavy winds, and snow. A geospatial, census and tax analysis commissioned by YouSolar showed that there are 1,800 such properties in California's wine country alone. The PowerBloc™ can deliver constant and high power for an uninterrupted lifestyle and the ability to run the well pump, allowing homeowners to water down the property and put out flying ember during a wildfire.



Images are renderings of YouSolar products currently under development

Globally, the market we've identified with the highest value and largest arbitrage cost is the replacement of generators in emerging markets which run daily for backup or primary power. Customers in these markets critically rely on generator power and pay a very high energy cost. The global market for residential and commercial generators, which the PowerBloc can replace, is alone U.S.$ 3.75 billion in 2020 and expected to grow to about U.S.$ 5 billion by 2026. Because of its ability to work on unstable grids or with no grid at all, and its modularity that make shipping easy, this massive market is also where the PowerBloc™ faces the least competition.



$24 Billion
generator replacement market
value by 2024


This massive market is where the PowerBloc™ faces the least competition.

*Market Source Available Here. *Image of the stackable cabinet is a rendering of a YouSolar product currently under development.

HOW WE ARE DIFFERENT

A system that can be customized and expanded to fit customers' changing needs over time

The PowerBloc™ is a customizable and scalable system. Customers can choose the size and number of power modules ("blocs") that fit their needs. Our experts can help customers choose the system that is right for them. Customers can start small and expand their system as their needs grow without any design changes to their system. While our current modules are mounted inside a cabinet, our groundbreaking patented stackable cabinet is currently in development, with the goal to have a prototype for testing by September 2020 and ready for the market in 2021.


Ride through any power outage.

**This drawing of the stackable cabinet is a rendering of a YouSolar product currently under development.*

We always leave some room for growth in the cabinet (or you can get a second cabinet if needed.) Want more storage? Just add another battery module. The controller will recognize any expansion and automatically integrate into the nano-grid. As customers increasingly expect customizable options that fit their specific needs, our plug-and-play system offers a long-lasting energy solution that can grow with them.

Generator

- Enviornmentally disastrous
- Noisy, generates irritating vibrations
- Power glitches when switching to generator during outage
- Unreliable and high maintenance

YouSolar

- Clean and sustainable
- Quiet, no irritating vibration
- Zero glitches when the grid goes down
- Reliable and requires little to no maintenance


TYPICAL
BATTERY
100 + KILOS

THE BUSINESS MODEL

A cost-effective energy solution at a 40% target margin

By developing the power electronics with our engineering partner, we have a low cost structure. As a result, we can offer a competitive solution with a 40% target margin. This allows us to deliver an accessible energy solution for many customers while building a profitable business. The scalability of the PowerBloc also allows us to deliver a smaller and viable product at a price that is affordable for people in emerging markets.

A PowerBloc™ nano-grid including solar panels for a modern U.S. single family home costs between $35k to $50k. The PowerBloc™ can use almost any type of solar panel. The PowerBloc™ can, therefore, also retrofit an existing solar array. Customers working with installers can also choose their own panels. Total product sales margin with and without solar panels are 41% and 45%, respectively.


41% Profit Margin
if the customer uses our solar panels
45% Profit Margin
if the customer uses their own solar panels

Each system receives YouSolar's solar production forecast for free of the life of the system. We offer a 10-year service package with remote monitoring and troubleshooting, discounts on repairs and upgrades, and one free battery replacement. The price of the service package depends on system size and is in the range of $80 to $100 per month for 10 years. We expect a 15% margin on the service package. For customers who do not purchase the service package, we expect to sell replacement batteries to the customer every 10-15 years. Currently, the battery modules account for about 50% of the price of the system with the solar array and we have a 40% target margin on the battery.

HOW IT WORKS

A reliable and adaptable solar energy system

When we started YouSolar, we quickly realized that building a system using existing components would not result in the revolutionary product that is required to change the paradigm. To build the perfect solution, we needed total control over each part of the product and took the challenges of doing so head-on. Delivering primary power from multiple sources is complex, but the system had to be robust. The controls had to be intelligent, but the system had to be simple to install and use. The PowerBloc™ was designed to deliver on all these requirements.



The YouSolar STEP™ micro-converter steps each solar panel's potential from about 35 Volt to 380 Volt DC. It is able to throttle back the solar panel output and has rapid shutdown for firefighter protection.

In our opinion, the existing solar-battery industry is stuck with grid-tied technology which depends on AC currents and a stable grid. We instead built a system based on direct current (DC) where all components are on a common high potential of 380 V DC, and where only in the last step power is converted to alternating current (AC). This made it easy to integrate a battery and multiple power sources. In this design all components, which we call "blocs," are in parallel and thus independent of each other. Because of this parallel architecture, customers can add solar panels or battery modules without having to worry about how these components affect the other blocs. The PowerBloc™ is more reliable, versatile, and easier to use than other products on the market.



*The PowerBloc features YouSolar's patented "Internal Air Chimney". This cooling system scales with the number of modules and allows for sealed modules that are spray-water and dust-proof. *Images are renderings of YouSolar products currently under development.*

THE VISION

Bringing the PowerBloc™ to emerging markets worldwide

In our view, today's solar industry does not have a product for those who would benefit the most from solar energy: people in countries with few trained installers and who have unreliable grids, or with no utility power at all. People living in emerging markets account for most of the world's population and 90% of electricity demand will be coming from emerging markets in the next decades.



Rice fields in Bali, Indonesia

This population is a huge untapped market for solar, and the crux of solving the climate challenge. In light of this, we are already working with our partners and investors in Indonesia, Singapore, and India to take the PowerBloc™ international.



*The PowerBloc™ is a perfect power solution for disaster relief. *Images are renderings of YouSolar products currently under development.*

OUR TEAM

A team of experts and world class support

The executive team at YouSolar is comprised of experts in senior energy markets and solar technology who share a common passion to build the world's greatest solar+battery system and to change the world for the better.





WHY INVEST

A clean energy solution that could be key to mitigating climate change

Around the world, millions of generators deliver power when the grid goes out or where there is no grid at all, even in areas with lots of sun. Existing solar-battery technology for primary power delivery is so inadequate that people resort to running expensive dirty generator power that is 3-5x more expensive than solar power and harmful to the environment.


Take the driver's seat.

By providing a clean energy solution for emerging markets that will account for most of the growing electricity demand in the coming decades, our product has the potential to be key to solving the climate problem. Our system allows people everywhere to power their lives with solar energy and realize the enormous potential of the sun. With demonstrated successes and more projects in development, now is the perfect time to be a part of the clean energy revolution and invest in YouSolar.









May 2010

Our Company Launches!

We decided to re-invent solar+battery systems, deliver the perfect power system and to wipe generators off the face of the planet.







2013

Studied customer needs and developed main product features

On multiple trips to India and working with the engineers we designed the PowerBloc™.

2014

Research and Development

During 2014 we designed the first set of power electronics.









2015

First set of electronics ready

We increased the power of the system 10x and finished the 1st set of power electronics.









2016

Alpha System Completed

We integrated the inverter, bi-directional converter, controller and DIYA™ user interface into our Alpha system.

2017

2nd Set of Power Electronics. Greenschool Bali

We completed the 2nd set of power electronics and worked with the Greenschool Bali on its micro-grid.



Jan 2018

Beta System Ready

The Beta system featuring the 2nd set of power electronics is ready,

Aug 2018

Global Horizontal Radiation

In-House Global Solar Irradiance Forecast Ready

We developed our own real-time and location-specific solar irradiance forecast which we sent to each PowerBloc™.

Dec 2018

Series A Led by MIT Angels of Northern California

YouSolar closes its Series A financing with the MIT Angels conducting due diligence and investing.

August 2019

YouSolar

Big Sur Home Comes Online

We installed our 1st PowerBloc™ system at an off-grid home on the scenic coast of Big Sur.

Febuary 2020

Start of Installation of 2nd PowerBloc™

We began installation of our 2nd PowerBloc™ system with a customer in California's wine country.

April 2020

1st Engineering Design of Stackable Cabinet

YouSolar developed the first CAD model of the revolutionary stackable PowerBloc™ cabinet.

Summer and Fall 2020

California

Anticipating Sales in California

We expect to convert active customer leads into more sales in California

Meet Our Team





Arnold Leitner

Founder, CEO and President

Arnold is a clean-tech pioneer. His first company, SkyFuel, re-invented concentrating solar power technology. SkyFuel's high-precision parabolic trough uses mirror film technology licensed from the National Renewable Energy Laboratory (NREL) instead of glass mirrors and won the R&D 100 Award. It was featured as one of the major clean-tech accomplishments as part of the 40th anniversary of the National Renewable Energy Laboratory. Arnold holds a PhD in Physics from CU Boulder and an MBA from Columbia.



Gene Krzywinski

Power Electronics

Gene is the founding CEO of eIQ Energy and inventor of the patented DC-DC micro-converter that is key to YouSolar's innovative power architecture. In addition to being a serial entrepreneur, he has also been successful in the corporate world. Gene was VP of Sales and Marketing for Impala Linear Corp where he turned the company around and led its sale to Fairchild Semiconductor. Gene has a BSEE in semiconductors from Rutgers College of Engineering. Gene works as a consultant for YouSolar via his company eIQ Energy on Power Electronics.



Coleman Moore

Controls and Communication

Coleman's career in software engineering has spanned more than 35 years with extensive experience in electronics and product design engineering. As one of his notable projects, he led the software team at United Technologies Corporation that designed the fire suppression systems for the Airbus A380 and Boeing Dreamliner. Over the past decade, Coleman has specialized in software for solar applications. While with SkyFuel, he created a wireless solar field controller for single axis tracking and SCADA interface of the solar array to the rest of the power plant. Coleman holds a BS in Electrical Engineering from Southwest University. Coleman works full-time for YouSolar handling controls and

David Fillmore

Solar Forecasting and Optimization

David Fillmore has worked professionally for 20 years in the fields of computational physics and software architecture. From 1998 to 2005 he was an associate scientist at the National Center for Atmospheric Research. From 2005 to 2016 David held positions as a software developer and senior research scientist at Tech-X Corporation. While at Tech-X he worked on the simulation of solar irradiance and the estimation surface solar irradiance based on satellite observations under grants from the National Aeronautics and Space Administration's Science Mission Directorate. David received a B.S. in Physics from the University of California, Santa

Micheal W. Allman

Board Member/Investor

Mike has held numerous executive roles in the power and gas industry. Mike was the CEO for Sempra Generation and the CEO of the Southern California Gas Company. While at Sempra Mike built the ground-breaking 10 MW "Eldorado" solar plant in Nevada which was the first solar project to use thin-film solar panels. Within a decade Sempra and other developers built thousands of megwatts of utility solar power projects in the America's Desert Southwest. Mike holds a MBA from the University of Chicago BS in Chemical Engineering from Michigan State.



communication.



Cruz, and a Ph.D. in Astrophysics and Atmospheric Science from the University of Colorado, Boulder. David handles solar forecasting for YouSolar.





Safal K. Joshi

Board Member/Investor

Saf Joshi has over 20 years of direct energy industry experience. Saf was the Senior Vice President and Associate General Counsel of TXU Corp. He was TXU's lead corporate counsel on TXU's $45 billion leveraged buyout by KKR, TPG and Goldman Sachs – the largest US leveraged buyout. Saf holds a bachelors degree in government from Cornell University and a law degree from Fordham University.



Offering Summary

Company : YouSolar, Inc.

Corporate Address : 1575 Brunswig Lane, Emeryville, CA 94608

Offering Minimum : $9,999.91

Offering Maximum : $1,069,999.89

Minimum Investment Amount (per investor) : $249.90

Terms

Offering Type : Equity

Security Name : Common B

Minimum Number of Shares Offered : 58,823

Maximum Number of Shares Offered : 6,294,117

Price per Share : $0.17

Pre-Money Valuation : $10,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

All Investor Owners Club

20% or 10% discount on a PowerBloc™ system (excluding solar panels and installation charges), if purchased in 2020 or 2021, respectively, for U.S. delivery or Free-on-Board, Oakland, California, for all international destinations. Discount applies only to the first U.S. $100,000.00 of order(s) by the investor.

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 72 hours - Early Bird Bonus | 15% bonus shares

Next 7 days - Early Adopters | 5% bonus shares Perks by Investment Amount

$500+ YouSolar-branded organic cotton T-shirt. (A female version is available.)

$1,000+ YouSolar-branded visor hat.

$2,500+ YouSolar-branded organic cotton T-shirt and visor hat.

$5,000+ YouSolar-branded titanium sports bottle + 5% bonus shares.

$20,000+ Wonderfully crafted, stackable model of the PowerBloc power unit for your desk. (Works as a "stress toy" or paperweight.) + 10% bonus shares.

The 10% Bonus for StartEngine Shareholders

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.17 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $17. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note on Bonus Shares and Perks

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur after the offering is completed.

Other Material Information

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>**Video 1 Transcript: Introduction**</u>

The sun shines everywhere. So, why is it that solar doesn't power every home? We can tell you why. It is because existing solar technology is clumsy and entirely dependent on utilities to operate. Until now, there hasn't been a plug-and-play, high-power system that allows you to power your home whether the grid is up or down.

My name is Arnold Leitner. I am the founder of YouSolar – and we are the company that allows you to power your life, independently.

But if we want to power the entire world with solar you have to have a system that works whether there is an outage or no grid power at all. You have to have a system that is easy to install and that is fully integrated. This is the YouSolar PowerBloc™.

In building the PowerBloc we did not just throw together technology and make it work. Instead, we started with a blank slate and built the perfect power system. And if you are serious about power, you better be serious about hardware. So, we designed a new inverter that is 10 x times lighter than the competition. We built every single piece of power electronics so that all works seamlessly together. The PowerBloc has an intelligent controller that directs power on the system and manages the energy in the batteries.

After having developed the technology we tested the PowerBloc at a house with no utility power on California's Big Sur coast. This is why we are here today. The PowerBloc has now delivered reliable power to the house for half a year. And we are now installing more PowerBloc systems with customers in California who do not want to lose power during utility shutdowns or who simply want to control their destiny.

But delivering clean and reliable power in California is only the launching pad. With 90% of the electricity demand growth coming from emerging markets, we need to find a better path to power billions of people.

The PowerBloc is designed to meet this challenge. As a modular system, not a single component weighs more than 45 kilos, or a 100 lbs. The system is also plug and play. So, that technology does not get in the way of delivering clean and reliable power.

After years of engineering, we are ready to take the PowerBloc to market. We are already working with our partners in Indonesia, Singapore, and India to bring the PowerBloc international.

We at YouSolar deliver clean and reliable electricity that's the foundation to address the world's greatest challenges, from climate, to clean water, to education.

The world has challenges, but we have imagination and technology. We have in our hands to create the world that we want to live in. So, come to our campaign at StartEngine and invest in the future of power.

Video 2 Transcript:

The PowerBloc by YouSolar is an integrated solar+battery nano-grid that powers your home or business, independently.

The PowerBloc's parallel architecture is customizable and scalable, allowing you to own a private power system that perfectly meets your needs.

The PowerBloc is comprised of stackable modules, including a solar array manager, an inverter, the system controller, and batteries. Options include modules to blend your system with local utility service or to integrate a generator.

The PowerBloc's primary source of energy is the Sun. YouSolar's patented micro-converter is mounted to each solar panel which turn the Sun's energy into electrical energy for your home.

Smart and efficient, our micro-converter works with any type of solar panel, producing more energy, and increasing each solar panel's electric potential to 380 Volt direct current. The micro-converters also provide for rapid shutdown of the solar array for fire fighter protection.

The solar management module has inputs for multiple solar arrays, to meet the energy needs of even the largest home or business.

YouSolar's system is highly intelligent. It learns about your power usage patterns so that energy is available when you need it. The system receives and incorporates satellite solar production forecasts, and anticipates predictable power outages. The system's goal is to match supply with demand; and deliver clean, reliable power at the lowest possible cost.

The PowerBloc is monitored and controlled with a proprietary tablet, included with the PowerBloc system. YouSolar checks the health of your system 24 hours a day, seven days a week. Turn-key, stress-free, and resilient, your power supply will never miss a beat.

YouSolar. Power your life. Independently. Welcome to the future of power.

Video 3 Transcript: Big Sur project

We're here in California in Big Sur on the coast where we built the first power bloc at an off-grid home. The home had an existing solar and battery system as well as a generator but the system was not performing for the owner but we were able to reuse this existing shed that came and held the original system because the modularity of the power bloc we were able to break up the unit and fit it here inside the one unit and the second one that are connected and each of them primarily hold the same equipment battery bi-directional converter as well as all the other politics that makes the system work and at this moment here we're charging from solar but the system also can seamlessly blend in generator power and we'll show you the generator and all the other equipment later.

And as the name YouSolar indicates, the primary energy source of the Nano grid is Sun. In traditional solar arrays each panel is connected to another panel to form a string that makes all those panels depend on each other in the power bloc each panel is equipped with a micro converter that brings up the electric potential of that panel to the common highlight potential of the power bloc bus. This allows you to choose any type of solar panel retrofit an existing solar array and combine different types of solar panels into one array the result is a plug-and-play high-performance solar array that generates typically about 50 percent more energy than a traditional string array. The power bloc is a nano grid which means you can integrate any type of generation source including a generator.

Here at Big Sur solar production is down a factor 3 in the winter over the summer so in order to build a reliable system and not having to oversize the solar dramatically we included a generator here running on propane to provide energy in the fall or in the midst of the winter. When clouds come in from the Pacific and this generator is integrated into the system is fully controlled by the power bloc controller and it turns on automatically like we could see here the system is also turned off by the controller and so we can bring in a generator power as needed without any of the user input required.

Video 4 Transcript: YouSolar Mass and Modularity

One of the key advantages of the powerbloc is its modularity. We've ensured that not a single component within the battery module weighs more than 45 kilos or a hundred pounds. In contrast other systems come as 10 of 15 or 20 kilowatt hour batteries and about 50 to our battery weighs well over 100 kilos of more than 200 pounds such as this rock and you won't be able to lift that by yourself or move it anywhere and out it is simply too heavy.

In contrast to have its component with the powerbloc in the battery represented approximately by this rock about 45 kilos and you can lift it up, it's heavy enough as it is but you can stack it and move it with one person. We made all the other components of the power bloc even lighter. The inverter is represented approximately by the mass of this rock and this is the advantage of the power bloc, superlight power electronics and no module component heavier than 45 kilos or 100 pounds.

Are we done now? Okay those boulders are heavy for sure but we make sure that people didn't see that I was actually barefoot because you don't want to be lifting any of these boulders or any of our equipment without any steel toe shoes but this is a commercial so what do you want!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "YOUSOLAR, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF DECEMBER, A.D. 2018, AT 5:34 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

4821956 8100
SR# 20188092404

Authentication: 204079404
Date: 12-12-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 12/11/2018
FILED 05:34 PM 12/11/2018
SR 20188092404 - File Number 4821956

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YOUSOLAR, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

YOUSOLAR, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **YOUSOLAR, INC.** and that this corporation was originally incorporated pursuant to the General Corporation Law on May 11, 2010, under the name of Fireball Solar Technology Inc.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is YouSolar, Inc.

ARTICLE II

The address of this corporation's registered office in the State of Delaware is 3500 South Dupont Highway in the City of Dover, County of Kent, 19901. The name of this corporation's registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of

shares that this corporation is authorized to issue is 124,445,728. The total number of shares of common stock authorized to be issued is 88,004,418, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 21,004,418 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock."

B.   Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1.   Dividend Provisions.

(a)   The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock of this corporation) on the Class A Common Stock or Class B Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this subsection 1(a), "Dividend Rate" shall mean, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b)   After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Class A Common Stock or Class B Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, the product of one and one-half (1.5) and the applicable Original Issue Price (as defined below) and (ii) with respect to the Series A Preferred Stock, the applicable Original Issue Price (as defined below), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), "Original Issue Price" shall mean $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(C)   The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)   In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A)   cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv)   This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e)   Allocation of Contingent Consideration. In the **event** of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow and/or subject to any contingencies (the "Contingent Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if all of the consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the deemed Liquidation Event (so that the Contingent Consideration shall be allocated among the holders of capital stock of this corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to this Section 2).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Class B Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least that results in at least $30,000,000 of gross proceeds to this corporation (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Class B Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of such date.

        (d)   <u>Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations</u>. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

        (i)   (A) If this corporation shall issue, on or after the date upon which this Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "<u>Filing Date</u>"), any Additional Stock (as defined below) without consideration or for a consideration per share that is less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Class B Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "<u>Common Stock Outstanding</u>" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "<u>First Dilutive Issuance</u>"), and this corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in one or more subsequent issuances other than the First Dilutive Issuance that would result in further adjustment to a Conversion

Price (each, a "Subsequent Dilutive Issuance") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B)   No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth (1/10th) of one cent per share ($0.001). Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C)   In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D)   In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)   In the case of the issuance of options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock, securities by their terms convertible into or exchangeable for Class A Common Stock or Class B Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1)   The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided for in such options or rights (without taking into account potential antidilution adjustments) for the Class A Common Stock or Class B Common Stock covered thereby.

(2)   The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the

exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Class A Common Stock or Class B Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Class A Common Stock or Class B Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Class A Common Stock or Class B Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Class A Common Stock or Class B Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Class A Common Stock or Class B Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Class A Common Stock or Class B Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board of Directors;

(C) Class A Common Stock or Class B Common Stock issued pursuant to a Qualified Public Offering;

(D) Class A Common Stock or Class B Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Class A Common Stock or Class B Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(F) Class A Common Stock or Class B Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Class B Common Stock issued upon conversion of the Preferred Stock;

(H) Class A Common Stock or Class B Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement, which arrangement is approved by the Board of Directors and is primarily for non-equity financing purposes;

(I) Class A Common Stock or Class B Common Stock issued to persons or entities with which this corporation has business relationships, provided such issuances are approved by the Board of Directors and are primarily for non-equity financing purposes; or

(J) Class A Common Stock or Class B Common Stock that is issued with the unanimous approval of the Board of Directors and the Board of Directors specifically states in such approval that it shall not be Additional Stock (such issuances described in subsections (A) through (J) hereof, the "Exempt Issuances").

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Common Stock or Class B Common Stock or the determination of holders of Class A Common Stock or Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock or Class B Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class A Common Stock, Class B Common Stock or the Common Stock Equivalents (including the additional shares of Class A Common Stock or Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Class A

Common Stock or Class B Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv)   If the number of shares of Class A Common Stock or Class B Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Class A Common Stock or Class B Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of this corporation entitled to receive such distribution.

(f)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g)   No Impairment. This corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Section 6 of this Article IV(B), by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(h)   No Fractional Shares and Certificate as to Adjustments.

(i)   No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Class B Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Class B Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(i)   Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(j)   Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation.

(k) <u>Waiver of Adjustment to Conversion Price</u>. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. <u>Voting Rights</u>.

(a) <u>General Voting Rights</u>. The holder of each share of Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b) <u>Voting for the Election of Directors</u>. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors (the "<u>Preferred Director</u>"). The holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6.　　Protective Provisions.　So long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or this Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a)　　consummate a Liquidation Event;

(b)　　amend, alter or repeal any provision of this Restated Certificate of Incorporation or this corporation's Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c)　　increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d)　　authorize, create or issue any equity security (including, without limitation, (i) any other security convertible into or exercisable for any such equity security or (ii) any unit of debt and equity securities) having a preference over, or being on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock designated in this Restated Certificate of Incorporation (including, without limitation, any security convertible into or exercisable for such shares of Preferred Stock);

(e)　　(i) reclassify, alter or amend any existing security of this corporation that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f)　　redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common

Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements approved by the Board of Directors under which this corporation has the option to repurchase such shares at the lower of the original per share purchase price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) or then fair market value thereof upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(g)   change the authorized number of, or method of electing the, directors of this corporation; or

(h)   pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock.

7.   Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8.   Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

C.   Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. Each holder of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be

entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class B Common Stock shall have the right to one (1) vote for each share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        5.   Conversion. The shares of Class A Common Stock (the "Convertible Common Stock") are convertible as follows:

        (a)   Right to Convert Class A Common Stock. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into one (1) fully paid and nonassessable share of Class B Common Stock.

        (b)   Automatic Conversion of Class A Common Stock. At any time following the closing of a Qualified Public Offering, upon any transfer, other than a Permitted Transfer (as defined below), of a share of Class A Common Stock, such share of Class A Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Class B Common Stock. "Permitted Transfer" means a transfer of Class A Common Stock by a holder (i) for estate planning purposes, either during such holder's lifetime or on death by will or intestacy to such holder's spouse or other member of a holder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the holder's spouse or members of the holder's immediate family, or to a trust for the holder's own self, or a charitable remainder trust or (ii) to one or more of such holder's Affiliates. "Affiliates" means, with respect to any person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, officer, director or manager of such person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such person.

        (c)   Mechanics of Conversion. Before any holder of Class A Common Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock pursuant to subsection (C)(5)(a), he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Common Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as provided in such written notice, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Class A Common Stock so surrendered were convertible on the date of such written notice. Upon the occurrence of an automatic conversion of Convertible Common Stock pursuant to subsection (C)(5)(b) or subsection (C)(5)(c), the holders of such Convertible Common Stock shall surrender the certificates representing such shares at the office of this corporation or any transfer agent for the Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Convertible Common Stock surrendered were convertible on the date on which such automatic conversion occurred. Notwithstanding the foregoing, such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent; provided, however, that this corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such conversion unless the certificates evidencing such shares of Convertible Common Stock are either delivered to this corporation or its transfer agent as provided above, or the holder notifies this corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this corporation to indemnify this corporation from any loss incurred by it in connection with such certificates.

(d) Adjustments for Stock Splits or Combinations. If at any time or from time to time after the date of filing of this Restated Certificate with the Secretary of State of the State of Delaware (the "Effective Time"), this corporation effects a subdivision of the outstanding shares of the Class B Common Stock into a greater number of shares of Class B Common Stock without an equivalent subdivision of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately increased. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Class B Common Stock into a smaller number of shares of Class B Common Stock without an equivalent combination of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately decreased. If at any time or from time to time after the Effective Time, this corporation effects a subdivision of the outstanding shares of the Preferred Stock into a greater number of shares of Preferred Stock without an equivalent subdivision of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately increase. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Preferred Stock into a smaller number of shares of Preferred Stock without an equivalent combination of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately decrease.

(e) Record Holders. The persons entitled to shares of Class B Common Stock upon conversion of Convertible Common Stock shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of the date of conversion.

(f)   Reservation of Stock Issuable Upon Conversion.   This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Convertible Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Convertible Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Convertible Common Stock, in addition to such other remedies as shall be available to the holders of Convertible Common Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(g)   Status of Converted Stock.   In the event any shares of Convertible Common Stock shall be converted pursuant to this subsection (C)(5), the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

ARTICLE V

Except as otherwise provided in this Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(B) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XIII

In connection with repurchases by this corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIV

A.   Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

B.   Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIV(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIV(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C.   Savings. If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

<p style="text-align:center">*   *   *</p>

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of December, 2018.

/s/ Arnold Leitner
_____

Name: Arnold Leitner

Title: President

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESATED CERTIFICATE
OF INCORPORATION
FOR
YOUSOLAR, INC.,
a Delaware corporation

The undersigned, Arnold Leitner, hereby certifies as follows:

1. He is the Chief Executive Officer of YouSolar, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV A., of the Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

> "Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 168,404,507. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,404,507, par value $0.000001 per share (the "Preferred Stock"), of which 6,550,321 shares are designated as "Series Seed-1 Preferred Stock," 2,607,840 shares are designated as "Series Seed-2 Preferred Stock," 2,016,867 shares are designated as "Series Seed-3 Preferred Stock," 2,307,709 shares are designated as "Series Seed-4 Preferred Stock," 1,812,240 shares are designated as "Series Seed-5 Preferred Stock," 4,553,245 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,556,285 shares are designated as "Series A Preferred Stock.""

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:34 PM 04/14/2020
FILED 07:34 PM 04/14/2020
SR 20202820931 - File Number 4821956

IN WITNESS WHEREOF, YouSolar, Inc, has caused this certificate to be signed by Arnold Leitner, its Chief Executive Officer, this 15th day of April, 2020.

By: DocuSigned by: Arnold Leitner

Arnold Leitner, CEO


CERTIFICATE OF CORRECTION TO
AMENDMENT TO
AMENDED AND RESATED CERTIFICATE
OF INCORPORATION
FOR
YOUSOLAR, INC.,
a Delaware corporation


YouSolar, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.　　The name of the corporation is YourSolar, Inc.

2.　　A Certificate of Amendment to Amended and Restated Certificate of Incorporation for YouSolar, Inc., a Delaware corporation, was filed by the Secretary of State of Delaware on April *14*, 2020, and said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.　　The inaccuracy of said Certificate includes errors in (a) total number of authorized shares of capital stock, (b) the total number of authorized shares of preferred stock, and (c) the number of authorized shares of each of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series A Preferred Stock.

4.　　Article IV A., of the Certificate is hereby corrected to read as follows:

> "Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 168,441,310. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock.""

IN WITNESS WHEREOF, YouSolar, Inc, has caused this certificate to be signed by Arnold Leitner, its Chief Executive Officer, this 16th day of April, 2020.

By: _____
Arnold Leitner, CEO